

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 20, 2009

Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

>    **RE:    Celanese Corporation**
>    **Form 10-K for Fiscal Year Ended December 31, 2008**
>    **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
>    **June 30, 2009**
>    **File No. 1-32410**

Dear Mr. Sterin:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.


                                        Sincerely,


                                        Rufus Decker
                                        Accounting Branch Chief